Exhibit 99.1

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	April 30, 2022	October 31, 2021
ASSETS	(Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$29,015,368	$30,024,372
Restricted cash	795,044	819,269
Accounts receivable	97,404	320,848
Note receivable	7,500,000	—
Interest receivable	186,986	—
Due from related party	2,485	—
Other current assets	245,007	465,650

Total Current Assets	37,842,294	31,630,139

NON-CURRENT ASSETS:
Note receivable	—	7,500,000
Interest receivable	—	113,014
Property and equipment, net	10,825	11,265
Intangible assets, net	133,404	147,538
Right-of-use assets, operating leases, net	486,854	760,229
Other non-current assets	90,807	188,281

Total Non-current Assets	721,890	8,720,327

Total Assets	$38,564,184	$40,350,466

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$499,094	$493,196
Salary payable	207,301	103,168
Accrued liabilities and other payables	275,600	95,664
Due to related party	—	2,564
Operating lease liabilities	343,547	423,124

Total Current Liabilities	1,325,542	1,117,716

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	106,551	237,848

Total Non-current Liabilities	106,551	237,848

Total Liabilities	1,432,093	1,355,564

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders’ Equity:
Ordinary shares: $0.001 par value; 50,000,000 shares authorized;
Class A ordinary shares: $0.001 par value; 47,500,000 shares authorized; 12,236,000 and 10,100,000 shares issued and outstanding at April 30, 2022 and October 31, 2021 respectively	12,236	10,100
Class B ordinary shares: $0.001 par value; 2,500,000 shares authorized; 1,250,000 shares issued and outstanding at April 30, 2022 and October 31, 2021	1,250	1,250
Additional paid-in capital	42,363,453	39,776,761
Less: ordinary stock held in treasury, at cost; 450,000 and 0 shares at April 30, 2022 and October 31, 2021 respectively	—	—
Accumulated deficit	(4,593,767)	(1,090,060)
Statutory reserve	199,653	199,653
Accumulated other comprehensive (loss) income	(851,189)	96,709
Total TIAN RUIXIANG Holdings Ltd shareholders’equity	37,131,636	38,994,413
Non-controlling interest	455	489

Total Equity	37,132,091	38,994,902

Total Liabilities and Equity	$38,564,184	$40,350,466

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2022	2021

REVENUE	$945,645	$1,636,835

OPERATING EXPENSES
Selling and marketing	1,113,896	859,388
General and administrative - professional fees	930,873	656,534
General and administrative - compensation and related benefits	2,346,067	424,225
General and administrative - other	435,233	162,183

Total Operating Expenses	4,826,069	2,102,330

LOSS FROM OPERATIONS	(3,880,424)	(465,495)

OTHER INCOME
Interest income	75,326	1,038
Other income	322,781	67,438

Total Other Income	398,107	68,476

LOSS BEFORE INCOME TAXES	(3,482,317)	(397,019)

INCOME TAXES	21,410	6,917

NET LOSS	$(3,503,727)	$(403,936)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(20)	(1)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,503,707)	$(403,935)

COMPREHENSIVE LOSS:
NET LOSS	(3,503,727)	(403,936)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	(947,912)	297,237
COMPREHENSIVE LOSS	$(4,451,639)	$(106,699)
LESS: COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(34)	16
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(4,451,605)	$(106,715)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.28)	$(0.06)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	12,298,929	6,560,497

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2022

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares					Treasury Stock				Accumulated
	Class A		Class B		Additional	Number				Other
	Number of		Number of		Paid-in	of		Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Reserve	Income (Loss)	Interest	Equity

Balance, October 31, 2021	10,100,000	$10,100	1,250,000	$1,250	$39,776,761	—	$—	$(1,090,060)	$199,653	$96,709	$489	$38,994,902

Issuance of ordinary share for services	2,136,000	2,136	—	—	2,586,692	—	—	—	—	—	—	2,588,828

Treasury stock purchase	—	—	—	—	—	450,000	—	—	—	—	—	—

Net loss for the six months ended April 30, 2022	—	—	—	—	—	—	—	(3,503,707)	—	—	(20)	(3,503,727)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(947,898)	(14)	(947,912)

Balance, April 30, 2022	12,236,000	$12,236	1,250,000	$1,250	$42,363,453	450,000	$—	$(4,593,767)	$199,653	$(851,189)	$455	$37,132,091

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2021

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares							Accumulated
	Class A		Class B		Additional			Other
	Number of		Number of		Paid-in	Retained	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Earnings	Reserve	(Loss) Income	Interest	Equity

Balance, October 31, 2020	3,750,000	$3,750	1,250,000	$1,250	$7,696,468	$884,076	$170,066	$(117,392)	$495	$8,638,713

Sale of ordinary shares, net	3,075,000	3,075	—	—	9,912,918	—	—	—	—	9,915,993

Net loss for the six months ended April 30, 2021	—	—	—	—	—	(403,935)	—	—	(1)	(403,936)

Foreign currency translation adjustment	—	—	—	—	—	—	—	297,220	17	297,237

Balance, April 30, 2021	6,825,000	$6,825	1,250,000	$1,250	$17,609,386	$480,141	$170,066	$179,828	$511	$18,448,007

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,503,727)	$(403,936)
Adjustments to reconcile net loss to
net cash (used in) provided by operating activities:
Depreciation expense and amortization of intangible assets	12,497	13,492
Amortization of right-of-use assets	168,618	132,622
Stock-based compensation and service expense	2,588,828	—
Changes in operating assets and liabilities:
Accounts receivable	221,522	923,218
Security deposit	16,880	4,495
Interest receivable	(73,972)	—
Due from related party	(2,578)	—
Other assets	292,661	134,880
Taxes payable	21,814	(41,633)
Salary payable	109,129	218,031
Accrued liabilities and other payables	182,255	250,097
Due to related parties	(2,578)	10,071
Operating lease liabilities - related party	—	(6,141)
Operating lease liabilities	(106,957)	(141,073)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(75,608)	1,094,123

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,436)	—

NET CASH USED IN INVESTING ACTIVITIES	(2,436)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable	—	75,165
Proceeds from related parties’ borrowings	233,811	1,652,137
Repayments for related parties’ borrowings	(233,811)	(1,863,143)
Proceeds from initial public offering	—	12,300,000
Disbursements for initial public offering costs	—	(1,449,770)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	10,714,389

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(955,185)	238,374

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,033,229)	12,046,886

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	30,843,641	6,923,495

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$29,810,412	$18,970,381

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$22	$—
Income taxes	$—	$597

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company’s behalf	$—	$267,610

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of period	$30,024,372	$6,137,689
Restricted cash at beginning of period	819,269	785,806
Total cash, cash equivalents and restricted cash at beginning of period	$30,843,641	$6,923,495

Cash and cash equivalents at end of period	$29,015,368	$18,160,102
Restricted cash at end of period	795,044	810,279
Total cash, cash equivalents and restricted cash at end of period	$29,810,412	$18,970,381

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”).   TRX ZJ was established on January 18, 2010 and has four subsidiaries.

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the U.S. GAAP, hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

On May 20, 2019, the Company completed its reorganization of the entities under the common control of two majority shareholders, Mr. Zhe Wang and Mrs. Sheng Xu, who is Mr. Zhe Wang’s wife, through their 100% controlled entities incorporated in the British Virgin Islands (“BVI”), and indirectly owned a majority of the equity interests of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries prior to and after the Reorganization. The Company was established as a holding company of TRX BJ. TRX BJ is the primary beneficiary of TRX ZJ for accounting purposes only, and all of these entities are under the common control of the Company’s ultimate controlling shareholders before and after the Reorganization, which resulted in the consolidation of the Company and was accounted for as a reorganization of entities under common control at carrying value and for accounting purposes, the reorganization was accounted for as a recapitalization.

The accompanying unaudited condensed consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019
TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service provider
VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016
TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016
Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015
AKS Consulting	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on June 28, 2021

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2022 and 2021 include the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, the determination of the fair value of the warrants, and valuation of stock-based compensation.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (continued)

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated financial statements, primarily due to their short-term nature.

Cash and Cash Equivalents

At April 30, 2022 and October 31, 2021, the Company’s cash balances by geographic area were as follows:

Country:	April 30, 2022		October 31, 2021
China	$29,014,776	100.0%	$29,966,611	99.8%
Hong Kong	592	0.0%	635	0.0%
United States	—	—	57,126	0.2%
Total cash	$29,015,368	100.0%	$30,024,372	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

For purposes of the unaudited condensed consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less when purchased and money market accounts to be cash equivalents. The Company had no cash equivalents at April 30, 2022 and October 31, 2021.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of April 30, 2022 and October 31, 2021, restricted cash, amounted to $795,044 and $819,269, respectively.

Concentration of Credit Risk and Uncertainties

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $76,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2022, cash balances held in the PRC were RMB 196,998,199 (approximately $29,810,000), of which, RMB 195,767,927 (approximately $29,624,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company maintains a portion of its cash in bank and financial institution deposits within the U.S. that at times may exceed federally-insured limits of $250,000. The Company manages this credit risk by concentrating its cash balances in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The Company has not experienced any losses in such bank accounts and believes it is not exposed to any significant risks on its cash in bank accounts. At April 30, 2022, the Company’s cash balances in United States bank accounts did not exceed the federally-insured limits.

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties (continued)

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management believes that its accounts receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at April 30, 2022 and October 31, 2021.

Reserve for Policy Cancellations

Managements establishes the policy cancellation reserve based on historical and current data on cancellations. No allowance for cancellation has been recognized for our brokerage business as the Company estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been minimal to date, are recognized upon notification from the insurance carriers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment and furniture	3 - 5 Years

Intangible Assets

Intangible assets consist of software and platform and are being amortized on a straight-line method over the estimated useful life of 2 - 10 years.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s revenue is derived from contracts with customers of provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums.  Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

No allowance for cancellation has been recognized for brokerage business as the Company estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 0.8% and 1.6% of the total commission revenue for the six months ended April 30, 2022 and 2021, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 9 hours in connection with the claim process services provided to the insureds for each of the six months ended April 30, 2022 and 2021. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss/income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

The condensed consolidated balance sheet amounts, with the exception of equity, at April 30, 2022 and October 31, 2021 were translated at RMB 6.6085 to $1.00 and at RMB 6.4057 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the six months ended April 30, 2022 and 2021 were RMB 6.3721 and RMB 6.5190 to $1.00, respectively.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the six months ended April 30, 2022 and 2021, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Six Months Ended April 30,
	2022	2021
Stock warrants	3,545,000	270,000
Potentially dilutive securities	3,545,000	270,000

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segments. During the six months ended April 30, 2022 and 2021, all of the Company’s customers are in the PRC and all revenue is derived from the provision of insurance brokerage services.

Treasury Stock

Treasury stock purchases are accounted for under the cost method where the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to paid-in-capital in excess of par value using the average-cost method.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company expects that the adoption will not have a material impact on its unaudited condensed consolidated financial condition, results of operations and cash flows.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 4 –OTHER CURRENT AND NON-CURRENT ASSETS

At April 30, 2022 and October 31, 2021, other current and non-current assets consisted of the following:

	April 30, 2022	October 31, 2021
Prepaid professional fees (1)	$177,637	$263,030
Prepaid directors and officers’ liability insurance premium	—	214,188
Recoverable VAT	47,703	67,105
Security deposit	48,423	66,748
Other	62,051	42,860
Total	$335,814	$653,931

Current portion	245,007	465,650
Non-current portion	90,807	188,281
Total	335,814	653,931
(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

NOTE 5 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.5 million on January 29, 2021. This note has a maturity date of January 29, 2023. The note bears a fixed interest rate of 2.0% per annum.

As of both April 30, 2022 and October 31, 2021, the outstanding principal balance of the note was $7,500,000 and was recorded as “Note receivable” on the accompanying condensed consolidated balance sheets. As of April 30, 2022 and October 31, 2021, the outstanding interest balance related to the note was $186,986 and $113,014, respectively, and was included in “Interest receivable” on the accompanying condensed consolidated balance sheets.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – TAXES PAYABLE

At April 30, 2022 and October 31, 2021, taxes payable consisted of the following:

	April 30, 2022	October 31, 2021
Income taxes payable	$498,705	$493,196
VAT payable	371	—
Other	18	—
	$499,094	$493,196

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

At April 30, 2022 and October 31, 2021, accrued liabilities and other payables consisted of the following:

	April 30, 2022	October 31, 2021
Accrued professional service fees	$201,751	$81,388
Other	73,849	14,276
	$275,600	$95,664

NOTE 8 – RELATED PARTY TRANSACTIONS

Services Provided by Related Parties

During the six months ended April 30, 2021, the Company’s related parties provided selling and marketing services to the Company. The Company recognized related party selling and marketing expenses of $940 for the six months ended April 30, 2021, which have been included in selling and marketing on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

The company did not receive any service from its related party during the six months ended April 30, 2022.

Office Space from Related Party

In the six months ended April 30, 2022 and 2021, the Company leased office space from WDZG Consulting, which owns 100% of TRX ZJ. For the six months ended April 30, 2022 and 2021, rent expense related to office leases from WDZG Consulting amounted to $4,406 and $10,139, respectively, which have been included in general and administrative – other on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Due from Related Party

At April 30, 2022 and October 31, 2021, due from related party consisted of the following:

Name of related party	April 30, 2022	October 31, 2021
WDZG Consulting	$2,485	$—
	$2,485	$—

The balance of due from related party was short-term in nature, unsecured, repayable on demand, and bear no interest. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at April 30, 2022. The Company historically has not experienced uncollectible receivable from related party.

The receivable from related party of $2,485 as of April 30, 2022 has been fully collected subsequently.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS (continued)

Due to Related Party

At April 30, 2022 and October 31, 2021, due to related party consisted of the following:

Name of related party	April 30, 2022	October 31, 2021
WDZG Consulting	$—	$2,564
	$—	$2,564

The balance of due to related party represents expense paid by the related party on behalf of the Company. The related party’s payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

NOTE 9 – EQUITY

Ordinary Shares

The Company’s outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to eighteen (18) votes on all matters subject to vote at general meetings of the Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Ordinary Shares Issued for Services

During the six months ended April 30, 2022, the Company issued a total of 2,136,000 shares of its ordinary stock pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $2,588,828, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded stock-based compensation expense of $2,588,828 for the six months ended April 30, 2022.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 5,000,000 Class A ordinary shares for issuance thereunder. During the six months ended April 30, 2022, the Company issued 2,136,000 shares of its Class A ordinary stock pursuant to the 2021 performance incentive plan, of which, 1,400,000 shares were issued to its officers and directors.

Warrants

Stock warrants activities during the six months ended April 30, 2022 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2021	3,545,000	$7.77
Granted	—	—
Exercised	—	—
Outstanding at April 30, 2022	3,545,000	$7.77
Warrants exercisable at April 30, 2022	3,545,000	$7.77

Both the stock warrants outstanding and stock warrants exercisable at April 30, 2022 had no intrinsic value.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – EQUITY (continued)

Warrants (continued)

The following table summarizes the shares of the Company’s ordinary shares issuable upon exercise of warrants outstanding at April 30, 2022:

Warrants Outstanding			Warrants Exercisable
				Weighted
Range of				Average
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at April 30, 2022	Contractual Life (Years)	April 30, 2022	Price
$5.00	270,000	1.75	270,000	$5.00
8.00	3,275,000	4.12	3,275,000	8.00
$5.00 – 8.00	3,545,000	3.94	3,545,000	$7.77

NOTE 10 - STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. The Company did not make any appropriation to statutory reserve during the six months ended April 30, 2022.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party.

As of both April 30, 2022 and October 31, 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $199,653, and total restricted net assets amounted to $6,656,576.

NOTE 11 – COMMITMENTS AND CONTINCENGIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. Rent expense under all operating leases, included in operating expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss, amounted to approximately $212,000 and $90,000 for the six months ended April 30, 2022 and 2021, respectively.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINCENGIES (continued)

Operating Leases Commitment (continued)

Supplemental cash flow information related to leases for the six months ended April 30, 2022 and 2021 is as follows:

	Six Months Ended April 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$153,206	$60,889
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$274,531	$74,234

The following table summarizes the lease term and discount rate for the Company’s operating lease as of April 30, 2022:

Operating Lease
Weighted average remaining lease term (in years)	1.36
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of April 30, 2022:

For the Twelve-month Period Ending April 30:	Operating Lease
2023	$355,955
2024	107,796
2025 and thereafter	—
Total lease payments	463,751
Amount of lease payments representing interest	(13,653)
Total present value of operating lease liabilities	$450,098

Current portion	$343,547
Long-term portion	106,551
Total	$450,098

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $76,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2022 and October 31, 2021, cash, cash equivalents and restricted cash balances held in the PRC are $29,809,820 and $30,785,880, of which, $29,623,655 and $30,410,346 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash, cash equivalents and restricted cash held in the PRC’s financial institutions.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the six months ended April 30, 2022 and 2021.

	Six Months Ended April 30,
Carrier	2022	2021
A	*	20%
B	*	19%
C	*	16%
D	15%	*
E	12%	*
F	11%	*
*	Less than 10%

Three insurance carriers, whose outstanding receivable accounted for 10% or more of the Company’s total outstanding accounts receivable at April 30, 2022, accounted for 80.9% of the Company’s total outstanding accounts receivable at April 30, 2022.

Two insurance carriers, whose outstanding receivable accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2021, accounted for 80.5% of the Company’s total outstanding accounts receivable at October 31, 2021.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the six months ended April 30, 2022 and 2021.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.